UNITED STATES BANKRUPTCY COURT

WESTERN DISTRICT OF MISSOURI

AT KANSAS CITY
In Re: VANGUARD AIRLINES, INC., I.D. No. 48-1149290, Debtor.	))))))	In Proceedings Under Chapter 11 Case No.: 02-50802

DEBTOR'S FIRST AMENDED CHAPTER 11 LIQUIDATING PLAN OF REORGANIZATION

Daniel J. Flanigan

David D. Ferguson

Polsinelli Shalton & Welte, P.C.

700 West 47th Street, Suite 1000

Kansas City, Missouri 64112

(816) 753-1000

November 4, 2003

  RULES OF CONSTRUCTION

  For the purposes of this Plan, the following terms shall have the respective meanings as hereinafter set forth (such meanings to be equally applicable to the singular and the plural forms of the terms defined, unless the context otherwise requires). Capitalized terms used in this Plan shall at all times refer to terms defined in Article II. Unless otherwise provided in the Plan, all terms used herein shall have the meaning assigned to them under the Code or the Bankruptcy Rules. The rules of construction applicable to the Bankruptcy Code and the Bankruptcy Rules shall be applicable to this Plan. In computing any period of time prescribed or allowed by the Plan, the provisions of Bankruptcy Rule 9006(a) shall apply.

  For purposes of the Plan: (a) whenever from the context it is appropriate, each term, whether stated in the singular or the plural, shall include both the singular and the plural; (b) any reference in the Plan to a contract, instrument, release, indenture or other agreement or document being in a particular form or on particular terms and conditions means that such contract, installment, release, indenture or other agreement or document shall be substantially in such form or substantially on such terms and conditions; (c) any reference in the Plan to an existing document or Exhibit means such document or Exhibit as it may have been or may be amended, modified or supplemented; (d) if the Plan's description of the terms of an Exhibit is inconsistent with the terms of the Exhibit, the terms of the Exhibit shall control; (e) unless otherwise specified, all references in the Plan to Articles and Exhibits are references to Articles and Exhibits of or to the Plan; (f) unless the context requires otherwise, the words "herein," "hereunder" and "hereto" refer to the Plan in its entirety rather than to a particular Article or section or subsection of the Plan; (g) any phrase containing the term "include" means include, without limitation," and any phrase containing the term "including" shall mean "including, without limitation"; (h) all of the Exhibits referred to in the Plan shall be deemed incorporated herein by such reference and made a part hereof for all purposes; and (i) the rules of construction set forth in Code Section 102 shall apply in the construction of the Plan to the extent such rules are not inconsistent with any other provision in this Article.

  DEFINITIONS

    "Administrative Expense Claim"

    means a claim under Code Section 503(b) entitled to priority under Code Section 507(a)(1) of the Code, including:

      any actual and necessary expenses of preserving the Debtor's Estate and liquidating the Debtor's business, including post-Confirmation Date expenses; and
      all compensation and reimbursement of expenses to the extent allowed by the Court under Code Sections 330, 331 and 503, including fees due to the United States Trustee assessed against the Debtor's Estate under 28 U.S.C. Section 1930.
    "Allowed Claim/Allowed Interest"

    means any Claim against or Interest in the Debtor, (i) proof of which was filed on or before the date designated by the Court as the last date for filing proofs of Claim against or Interests in the Debtor, (ii) if no proof of Claim or Interest has been timely filed, which has been or hereafter is listed by the Debtor in its Schedules as liquidated in amount and not disputed or contingent, or (iii) any Interest registered in the stock register maintained by or on behalf of the Debtor and, in each such case in clauses (i), (ii) and (iii) above, a Claim or Interest as to which no objection to the allowance thereof has been interposed or as to which an objection has been interposed and such Claim or Interest has been allowed in whole or in part by a Final Order. For purposes of determining the amount of an "Allowed Claim," there shall be deducted therefrom an amount equal to the amount of any Claim which the Debtor may hold against the Holder thereof, to the extent such Claim may be set off pursuant to Code Section 553. An Administrative Expense Claim is an Allowed Claim if timely filed in accordance with any applicable order of the Court and as to which no objection to the allowance thereof has been interposed and such Claim has been allowed in whole or in part by a Final Order.

    "Assets"

    means all assets of the Debtor, of any nature, including Causes of Action, claims of right and property, real and personal, tangible and intangible, and the proceeds thereof.

    "Available Cash"

    means all Cash of the Estate (other than proceeds of collateral securing any Allowed Secured Claim and other than any Cash in the Collateral Account), less: (a) the amount of Cash allocated to the Disputed Claims Reserve, (b) a reserve for payment of PFC/Security Fee Claims pending resolution of such Claims, and (c) the amount of Cash deemed necessary by the Debtor for the costs and expenses associated with the on-going administration and implementation of the Plan.

    "Bankruptcy Rules"

    means the Federal Rules of Bankruptcy Procedure, as heretofore or hereafter amended.

    "Bar Date"

    means, with respect to a particular Claim or Interest, the date fixed by the Court as the last date for the timely filing of such Claim or Interest.

    "Bridge Lenders"

    means Shea LLC, Hambrecht Foundation, TransMeridian and Pegasus.

    "Business Day"

    means any day other than a day on which banks are authorized to be closed under the laws of the State of Missouri.

    "Cash"

    means cash equivalents and other readily marketable securities or instruments issued by an Entity other than the Debtor, including, without limitation, readily marketable direct obligations of the United States of America, certificates of deposit issued by banks and commercial paper, including interest earned or accrued thereon.

    "Cause of Action"

    means any action, cause of action, suit, account, controversy, agreement, promise, right to legal remedy, right to an equitable remedy, right to payment and claim, whether known or unknown, reduced to judgment, not reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, secured, unsecured, and whether asserted or assertable directly or derivatively, in law equity or otherwise, including any proceeding or right to bring a proceeding, in any judicial, arbitral, administrative or other forum, and including all actions available under Code Sections 506, 510, 542, 543, 544, 545, 547, 548, 549, 550, 551 and 553 or any other section of the Code.

    "Chapter 11 Case"

    means In re: Vanguard Airlines, Inc., Case No. 02-50802.

    "Claim"

    means a claim against the Debtor as defined in Code Section 101(5).

    "Claimant"

    means the holder of a Claim.

    "Class"

    means a category of Holders of Claims of Interests described in Article III of the Plan.

    "Code"

    means Title I of the Bankruptcy Reform Act of 1978, 11 U.S.C. Sections 101, et seq., as heretofore or hereafter amended.

    "Committee"

    means the Official Committee of Unsecured Creditors appointed in this Chapter 11 Case pursuant to Code Section 1102 as constituted from time to time.

    "Confirmation"

    means entry of an Order by the Court confirming the Plan in accordance with the Code.

    "Confirmation Date"

    means the date upon which the Clerk of the Court has entered the Confirmation Order on the docket in the Chapter 11 Case.

    "Confirmation Order"

    means the Order confirming the Plan in accordance with the Code.

    "Court"

    means the United States Bankruptcy Court for the Western District of Missouri, or such other Court as may from time to time have jurisdiction over the Chapter 11 Case.

    "Creditor"

    means any Entity that has a Claim against the Debtor, including, without limitation, a Claim against the Debtor's Estate of a kind specified in Code Sections 348(d), 502(f), 502(g), 502(h) or 502(i).

    "Debtor"

    means Vanguard Airlines, Inc.

    "Director"

    means any of the members of the Debtor's Board of Directors as it may be reconstituted from time to time.

    "Disputed Claims Reserve"

    means Cash, in an amount sufficient to pay in full all amounts that would be payable to the Holders of Disputed Claims as of the date of any Distribution if such Disputed Claims were Allowed Claims, to be set aside in a separate interest-bearing account.

    "Disallowed Claim"

    means any Claim or portion thereof that has been disallowed by the Court by a Final Order.

    "Disputed Claim"

    means:

      any Claim or portion of a Claim (other than an Allowed Claim) which is scheduled by the Debtor as disputed, contingent or unliquidated; or
      a Claim which has been filed pursuant to Code Section 501(a), or an Administrative Expense Claim, as to which an objection to the allowance thereof has been filed with the Court within the time limitation fixed by the Code, the Bankruptcy Rules, the Plan or an Order of the Court, which objection has not been determined, in whole or in part, by a Final Order.
    "Distribution"

    means a distribution of Cash by the Debtor pursuant to Articles VI and VIII of the Plan.

    "Effective Date" means the first Business Day after the Confirmation Order becomes a Final Order. The Debtor may, in its sole and absolute discretion, waive the requirement that the Confirmation Order become a Final Order, in which case the Effective Date shall be the first Business Day following the tenth day after entry of the Confirmation Order. If an appeal is taken from the Confirmation Order and the Court or an appellate court grants a stay pending appeal, the Effective Date shall be the first Business Day after the entry of the order removing the stay.

    "Entity"

    means an entity as defined at Code Section 101(15).

    "Estate"

    means the estate of the Debtor in the Chapter 11 Case created pursuant to Code Section 541.

    "Exculpation Parties"

    means the Debtor, the Committee, Professional Persons, and any of the respective members, partners, agents, officers, directors, employees, representatives, financial advisors, attorneys, affiliates, successors and assigns of any of the foregoing Persons.

    "Equity Security"

    means any of the following: (i) a share in a corporation, whether or not denominated "stock," or similar security, and whether or not issued, unissued, authorized, or outstanding, (ii) an interest of a limited partner in a limited partnership, (iii) an interest of a general partner in a general partnership, or (iv) a warrant, option, contract, or right (other than a right to consent), to purchase, sell, or subscribe to any of the foregoing.

    "File or Filed"

    means file or filed with the Court in the Chapter 11 case.

    "Filing Date"

    means July 30, 2002, the date of the filing of the Debtor's voluntary petitions commencing the Chapter 11 Case.

    "Final Order"

    means an order of the Court or any other court of competent jurisdiction as to which the time to appeal, petition for certiorari or move for reargument or rehearing has expired and as to which no appeal, petition for certiorari or other proceedings for reargument or rehearing shall then be pending; and if an appeal, writ of certiorari, reargument or rehearing thereof has been sought, such order shall have been affirmed by the highest court to which such order was appealed, or certiorari shall have been denied or reargument or rehearing shall have been denied or resulted in no modification of such order, and the time to take any further appeal, petition for certiorari or move for reargument or rehearing shall have expired; provided, however, that the possibility that a motion under Rule 59 or Rule 60 of the Federal Rules of Civil Procedure or any analogous rule under the Bankruptcy Rules, may be but has not then been filed with respect to such order, shall not cause such order not to be a Final Order.

    "Governmental Unit"

    means an Entity that is a "governmental unit" as defined in Code Section 101(27).

    "Hambrecht Foundation"

    means The Sarah and William Hambrecht Foundation.

    "Hambrecht Trust"

    means The Hambrecht 1980 Revocable Trust.

    "Holder"

    means Person or Entity holding an Equity Interest or Claim.

    "IAC/GMAC Secured Claim"

    means the Claim asserted by International Aero Components, Inc./GMAC Commercial Credit, LLC to the extend such claim is Allowed as a Secured Claim.

    "Interest"

    means any ownership interest in the Debtor, including, but not limited to, an interest in any Equity Security and any rights arising with respect to such Equity Security.

    "Letter of Credit Lenders"

    means Shea Co. and Hambrecht Trust.

    "Lien"

    means a charge against or interest in property to secure payment of a debt or performance of an obligation.

    "Officer"

    means any officer of the Debtor.

    "Order"

    means an order entered by the Court.

    "Pegasus"

    means Pegasus Aviation, Inc.

    "Person"

    means a person as defined in Code Section 101(41).

    "Plan"

    means this plan as modified or amended from time to time as and to the extent permitted herein or by the Code.

    "Priority Claim"

    means an Allowed Claim entitled to priority under Code Section 507(a)(3), (4), (5), (6), or (8).

    "Priority Employee Benefits Claim"

    means an Allowed Claim entitled to priority under Code Section 507(a)(4).

    "Priority Tax Claim"

    means an Allowed Claim entitled to priority under Code Section 507(a)(8).

    "Priority Ticketholder Deposit Claim"

    means an Allowed Claim entitled to priority under Code Section 507(a)(6).

    "Priority Wage Claim"

    means an Allowed Claim entitled to priority under Code Section 507(a)(3).

    "Pro Rata"

    means with respect to Allowed Claims within the same Class, the proportion that an Allowed Claim bears to the sum of (a) all Allowed Claims within such Class and (b) all Disputed Claim Amounts within such Class.

    "Proceeds"

    means net Cash received from the sale, collection or other disposition of any of the Assets, and any interest earned thereon.

    "Professional Person"

    means a professional person retained by the Debtor prior to or following the Effective Date.

    "Schedules"

    means the schedules of assets and liabilities, the list of Interests, and the statements of financial affairs filed by the Debtor in accordance with Code Section 521 and the Official Bankruptcy Forms of the Rules as such schedules and statements have been or may be supplemented or amended.

    "Secured Bridge Lender Claim"

    means that portion of the Claim of a Bridge Lender that is a Secured Claim.

    "Secured Letter of Credit Lender Claim"

    means that portion of the Claim of a Letter of Credit Lender that is a Secured Claim.

    "Secured Claim"

    means a Claim that is secured by a lien or encumbrance on property of the Debtor or that is subject to setoff under Code Section 553, to the extent of the value of the interest of the holder of such Claim in such property or the amount subject to setoff as determined by the Court pursuant to Code Section 506(a) or by agreement between the Debtor and the holder of the Secured Claim.

    "Shea Co."

    means J.F. Shea Co., Inc.

    "Shea LLC"

    means Shea Ventures, LLC.

    "TransMeridian"

    means TransMeridian Airlines, Inc.

    "Unsecured Claim"

    means a Claim other than an Administrative Expense Claim, Secured Claim, Priority Wage Claim, Priority Employee Benefits Claim, or Priority Tax Claim. Interest accrued after the Filing Date shall not be part of any Unsecured Claim.

    "Voting Deadline"

  means the date set by the Court as the last date for timely submission by a Creditor of a ballot accepting or rejecting the Plan.

  CLASSIFICATION OF CLAIMS AND INTERESTS

    Allowed Claims and Interests

  . The Allowed Claims against and Interests in the Debtor are divided into the following classes:

  Class 1 shall consist of all Administrative Expense Claims.

  Class 2 shall consist of all Secured Letter of Credit Lender Claims.

  Class 3 shall consist of the IAC/GMAC Secured Claim.

  Class 4 shall consist of all Priority Wage Claims.

  Class 5 shall consist of all Priority Employee Benefits Claims.

  Class 6 shall consist of all Priority Ticketholder Deposit Claims.

  Class 7 shall consist of all Priority Tax Claims.

  Class 8 Claims shall consist of all Unsecured Claims.

  Class 9 Claims shall consist of all Interests.

  IDENTIFICATION OF CLASSES OF CLAIMS
  AFFECTED (IMPAIRED) BY THE PLAN

    Classes Not Impaired By the Plan

    . Class 1 (Administrative Expense Claims), Class 2 (Secured Letter of Credit Lender Claims), and Class 3 (IAC/GMAC Secured Claim) are not impaired by the Plan.

    Classes of Creditors Impaired By the Plan

    . Class 4 (Priority Wage Claims), Class 5 (Priority Employee Benefits Claims), Class 6 (Priority Ticketholder Deposit Claims), Class 7 (Priority Tax Claims) and Class 8 (Unsecured Claims) are impaired by the Plan.

    Classes of Interests Impaired By the Plan

  . Class 9 (Interests) is impaired by the Plan.

  PROVISIONS FOR PAYMENT OF ADMINISTRATIVE EXPENSE CLAIMS

    Administrative Expense Claims

    . Except as provided in Sections 5.2. and 5.3. herein, each Allowed Administrative Expense Claim that became due before the Effective Date shall be paid in Cash in an amount equal to such Allowed Administrative Expense Claim on the latest of (a) the Effective Date, or (b) 10 days after the date such Allowed Administrative Expense Claim is Allowed or otherwise authorized to be paid under a Final Order. On the Effective Date the Debtor shall set aside in the Disputed Claims Reserve Cash in the amount that would have been distributed to the Holders of Administrative Expense Claims that are Disputed Claims if such Disputed Claims had been Allowed Claims as of the date of that Distribution. Any Administrative Expense Claim that becomes due after the Effective Date shall be paid when due unless an objection to such Administrative Expense Claim is interposed, in which case such Administrative Expense Claim shall be paid within 10 days after entry of a Final Order Allowing such Administrative Expense Claim.

    Bar Date For Administrative Expense Claims

    . Except as expressly provided in Section 5.3. of the Plan: (a) requests for payment of Administrative Expense Claims for the period through and including the Confirmation Date must be Filed with the Court no later than 30 days after the Confirmation Date, and (b) requests for payment of Administrative Expense Claims for the period beginning on the first day after the Confirmation Date through and including the Effective Date must be Filed with the Court no later than 30 days after the Effective Date. The Debtor shall give notice of the Effective Date to such Entities as the Debtor determines may have or assert Administrative Expense Claims against the Estate, including all Professional Persons, Persons from whom the Debtor has purchased goods or services on or after the Filing Date, Persons who have provided services to the Debtor on or after the Filing Date, Persons who are parties to any lease with the Debtor under which the Debtor leased real or personal property on or after the Filing Date. Holders of Administrative Expense Claims that are required to file with the Court a request for the payment of such Administrative Expense Claims pursuant to Section 5.2. or 5.3. of the Plan and that do not file a request by the applicable bar date shall be forever barred from asserting such Administrative Expense Claims against the Debtor, the Estate or their property.

    Bar Dates For Administrative Expense Claims of Professionals

  . Professional Persons or other entities requesting compensation or reimbursement pursuant to Code Sections 327, 328, 330, 331, 503, 506 or 1103 for services rendered before the Effective Date shall File with the Court an application for final allowance of compensation and reimbursement of expenses through the Effective Date not later than 10 days after the Effective Date. With respect to each such application, the Debtor shall pay the amount allowed by the Court within 10 days after the Order granting the application becomes a Final Order.

  PROVISIONS FOR TREATMENT OF CLAIMS
  AND INTERESTS IMPAIRED BY THE PLAN

    Priority Wage Claims (Class 4)

    . On the date of each Distribution, the Debtor shall pay to each Holder of an Allowed Class 4 Claim its Pro Rata share of Available Cash until each such Claim is paid in full, with interest from the Effective Date at the rate applicable to money judgments under 28 U.S.C. Section 1961 in effect as of the Confirmation Date; provided, however, that the Holders of Class 4 Claims shall receive no payments until the Holders of Allowed Class 1 Claims have been paid in full. In connection with each Distribution, the Debtor shall set aside in the Disputed Claims Reserve Cash equal to the amount of Cash that would have been distributed to the Holders of Class 4 Claims that are Disputed Claims as of the date of that Distribution if such Disputed Claims had been Allowed Claims as of the date of that Distribution.

    Priority Employee Benefits Claims (Class 5)

    . On the date of each Distribution, the Debtor shall pay to each Holder of an Allowed Class 5 Claim its Pro Rata share of Available Cash until each such Claim is paid in full, with interest from the Effective Date at the rate applicable to money judgments under 28 U.S.C. Section 1961 in effect as of the Confirmation Date; provided, however, that the Holders of Class 5 Claims shall receive no payments until the Holders of Allowed Class 1 and 4 Claims have been paid in full. In connection with each Distribution, the Debtor shall set aside in the Disputed Claims Reserve Cash equal to the amount of Cash that would have been distributed to the Holders of Class 5 Claims that are Disputed Claims as of the date of that Distribution if such Disputed Claims had been Allowed Claims as of the date of that Distribution.

    Priority Ticketholder Deposit Claims (Class 6)

    . On the date of each Distribution, the Debtor shall pay to each Holder of an Allowed Class 6 Claim its Pro Rata share of Available Cash until each such Claim is paid in full, with interest from the Effective Date at the rate applicable to money judgments under 28 U.S.C. Section 1961 in effect as of the Confirmation Date; provided, however, that the Holders of Class 6 Claims shall receive no payments until the Holders of Allowed Class 1, 4 and 5 Claims have been paid in full. In connection with each Distribution, the Debtor shall set aside in the Disputed Claims Reserve Cash equal to the amount of Cash that would have been distributed to the Holders of Class 6 Claims that are Disputed Claims as of the date of that Distribution if such Disputed Claims had been Allowed Claims as of the date of that Distribution.

    Priority Tax Claims (Class 7)

    . On the date of each Distribution, the Debtor shall pay to each Holder of an Allowed Class 7 Claim its Pro Rata share of Available Cash until each such Claim is paid in full, with interest from the Effective Date at the rate applicable to money judgments under 28 U.S.C. Section 1961 in effect as of the Confirmation Date; provided, however, that the Holders of Class 7 Claims shall receive no payments until the Holders of Allowed Class 1, 4, 5 and 6 Claims have been paid in full. In connection with each Distribution, the Debtor shall set aside in the Disputed Claims Reserve Cash equal to the amount of Cash that would have been distributed to the Holders of Class 7 Claims that are Disputed Claims as of the date of that Distribution if such Disputed Claims had been Allowed Claims as of the date of that Distribution. Each Class 7 Claim shall be paid in full no later than six years after the date of assessment of such Claim.

    Unsecured Claims (Class 8)

    . On the date of each Distribution, the Debtor shall pay to each Holder of an Allowed Class 8 Claim its Pro Rata share of Available Cash until each such Claim is paid in full or until such time as the Debtor determines within its reasonable discretion that there are insufficient additional Assets to justify further efforts to generate Available Cash for Distribution to the Holders of Class 8 Claims; provided, however, that the Holders of Class 8 Claims shall receive no payments until the Holders of Allowed Class 1, 4, 5, 6 and 7 Claims have been paid in full. In connection with each Distribution, the Debtor shall set aside in the Disputed Claims Reserve Cash equal to the amount of Cash that would have been distributed to the Holders of Class 8 Unsecured Claims that are Disputed Claims as of the date of that Distribution if such Disputed Claims had been Allowed Claims as of the date of that Distribution.

    Interests (Class 9)

  . Holders of Interests shall receive no distributions under the Plan. On the Effective Date, the Interests shall be canceled and deemed extinguished without any further action on the part of the Debtor.

  PROVISIONS FOR TREATMENT OF CLAIMS
  NOT IMPAIRED BY THE PLAN

    Secured Letter of Credit Lender Claims (Class 2)

    . Upon entry of a Final Order Allowing the Secured Letter of Credit Lender Claims, the Debtor shall satisfy the Allowed Secured Letter of Credit Lender Claims through one of the following means: (i) paying to the Holder of the Allowed Claim the full amount of such Allowed Claim in cash; (ii) surrendering to such Holder the collateral securing its Allowed Claim; or (iii) taking such other action(s) as may be necessary to make such Allowed Claim not impaired within the meaning of Code Section 1124 (including, to the extent required, reinstatement of the legal, contractual or equitable rights of such holder with respect to such Allowed Claim and the cure of any past defaults that may exist with respect to such rights)..

    IAC/GMAC Secured Claim (Class 3)

  . Upon entry of a Final Order Allowing the IAC/GMAC Secured Claim, the Debtor shall satisfy the IAC/GMAC Secured Claim to the extent such Claim is an Allowed Claim, through one of the following means: (i) paying to the Holder of the Allowed Claim the full amount of such Allowed Claim in cash; (ii) surrendering to such Holder the collateral securing its Allowed Claim; or (iii) taking such other action(s) as may be necessary to make such Allowed Claim not impaired within the meaning of Code Section 1124 (including, to the extent required, reinstatement of the legal, contractual or equitable rights of such holder with respect to such Allowed Claim and the cure of any past defaults that may exist with respect to such rights).

  ACCEPTANCE OR REJECTION OF PLAN; EFFECT OF REJECTION
  BY ONE OR MORE CLASSES OF CLAIMS OR INTERESTS

    Impaired Classes to Vote

    . Each Holder of a Claim or Interest in an impaired Class shall be entitled to vote separately to accept or reject the Plan unless such Holder is deemed to accept or reject the Plan.

    Holders of Priority Claims

    . Holders of Priority Claims who do not object to confirmation of the Plan shall be deemed to have consented to treatment, as set forth in the Plan, that is different from that set forth in Code Section 1129(a)(9).

    Acceptance by Class of Creditors

    . An impaired Class of Holders of Claims shall have accepted the Plan if the Plan is accepted by at least two-thirds in dollar amount and more than one-half in number of the Allowed Claims of such Class that have voted to accept or reject the Plan. A Class of Holders of Claims shall be deemed to accept the Plan if no Holder of a Claim within that Class submits a ballot by the Voting Deadline.

    Cramdown

  . If any impaired Class of Claims or Interests shall fail to accept the Plan in accordance with Code Section 1129(a), the Debtor reserves the right to request that the Court confirm the Plan in accordance with Code Section 1129(b) or amend the Plan.

  PROVISIONS CONCERNING DISTRIBUTIONS

    Timing of Initial Distribution and Subsequent Distributions

    The Debtor shall make the initial Distribution under the Plan on the Effective Date. The Debtor shall make subsequent Distributions at such times as the Debtor determines within its reasonable discretion.

    Payments on Business Days

    . Whenever any payment or distribution to be made under the Plan shall be due on a day other than a Business Day, such payment or distribution shall instead be made, without interest, on the next Business Day.

    Manner of Payments Under the Plan

    . Payments to be made by the Debtor pursuant to the Plan shall be made, at the discretion of the Debtor, in cash, by check drawn on the Debtor's bank account or by wire transfer from a domestic bank.

    Fractional Dollars; De Minimis Distributions

    . Notwithstanding anything contained herein to the contrary, payments of fractions of dollars will not be made. Whenever any payment of a fraction of a dollar under the Plan would otherwise be called for, the actual payment made will reflect a rounding of such fraction to the nearest dollar (up or down), with half dollars being rounded down. The Debtor will not make any payment of less than $5.00 on account of any Allowed Claim, unless a specific request therefor is made in writing to the Debtor on or before 30 days after Confirmation.

    Set-Offs

    . The Debtor may, pursuant to Code Section 553 or applicable nonbankruptcy law, set off against any Allowed Claim, and the distributions to be made pursuant to the Plan on account thereof (before any distribution is made on account of such Claim), the claims, rights and causes of action of any nature that the Debtor or its Estate may hold against the Holder of such Allowed Claim; provided, however, that neither the failure to effect such a set-off nor the allowance of any Claim herein shall constitute a waiver or release by the Debtor or its Estate of any such claims, rights and causes of action that the Debtor or its Estate may possess against such Holder.

    Settlement of Claims and Controversies

    . Pursuant to Rule 9019 of the Federal Rules of Bankruptcy Procedure and in consideration for the distributions and other benefits provided under the Plan, the provisions of this Plan shall constitute a good faith compromise of all claims or controversies relating to the contractual, legal and subordination rights that a Holder of a Claim may have with respect to any Allowed Claim with respect thereto, or any distribution to be made on account of such an Allowed Claim. The entry of the Confirmation Order shall constitute the Court's approval of the compromise or settlement of all such claims or controversies, and the Court's finding that such compromise or settlement is in the best interests of the Debtor or its Estate and Holders of Claims and is fair, equitable and reasonable.

    Post-Effective Date Fees and Expenses

    . The Debtor shall pay Professional Persons for post-Effective Date fees and expenses without the need for fee applications or other applications or motions with the Court, and without any Order of the Court, provided that any Professional Person to be so paid shall furnish its billing or expense statements to counsel for the Debtor and to the Office of the United States Trustee. Such parties shall have 15 days after receipt of any such statement within which to object to any such statement. Any such objection shall be in writing, shall specify the particular items objected to, and shall specify the basis for the objection to such items. If any objection cannot be resolved by mutual agreement, the Professional Person submitting such statement must seek Court approval of the items to which objection has been made.

    Distribution; Withholding

  . The Debtor, in its good faith judgment and based on available Assets, and in accordance with the Plan, shall periodically distribute to Creditors the Available Cash generated by the liquidation of the Debtor's Assets; provided, however, that the Debtor shall retain such amounts as are necessary (i) to meet contingent liabilities; (ii) to pay expenses of administration (including any taxes imposed on the Debtor or in respect of the Assets); and (iii) to satisfy other liabilities incurred by the Debtor (or to which the Assets are otherwise subject) in accordance with the Plan. Debtor may withhold from amounts distributable to any Creditor all amounts, determined in the Debtor's sole discretion, to be required by any law, regulation, rule, ruling, directive or other governmental requirement.

  PROVISIONS FOR TREATMENT OF DISPUTED CLAIMS
  UNDER THE PLAN

    Objections to Claims; Prosecution of Disputed Claims

    . At any time, the Debtor may in its discretion object to the allowance of Claims or Interests filed with the Court with respect to which the Debtor disputes liability or allowance in whole or in part. Any party in interest shall also be entitled to object to the allowance of Claims or Interests. On and after the Effective Date, the Debtor may settle any dispute regarding allowance of a Claim without the necessity of a motion for Court approval; provided, however, that the Debtor shall provide written notice of any such settlement to counsel for the Committee and to the Office of the United States Trustee and shall be required to seek Court approval of the settlement if the Office of the United States Trustee or counsel for the Committee within 10 days after receipt of such written notice informs the Debtor in writing that it objects to the settlement.

    Estimation of Claims

    . The Debtor may at any time request that the Court estimate any contingent or Disputed Claim pursuant to Code Section 502(c) regardless of whether the Debtor previously has objected to such Claim or whether the Court has ruled on any such objection, and the Court will retain jurisdiction to estimate any Claim at any time during litigation concerning any objection to any Claim, including, without limitation, during the pendency of any appeal related to any such objection. Subject to the provisions of Code Section 502(j), if the Court estimates any contingent or Disputed Claim, the amount so estimated shall constitute the maximum Allowed Amount of such Claim. If the estimated amount constitutes a maximum limitation on the amount of such Claim, the Debtor may pursue supplementary proceedings to object to the allowance of such Claim. All of the aforementioned objection, estimation and resolution procedures are intended to be cumulative and not exclusive of one another. Claims may be estimated and subsequently compromised, settled, withdrawn or resolved by any mechanism approved by the Court.

    Payments from Disputed Claims Reserve

    . The Debtor shall maintain the Disputed Claims Reserve for amounts required to be set aside on account of Disputed Claims. The Debtor shall pay to each Holder of a Disputed Claim, upon Allowance of the Holder's Claim, the Cash reserved in the Disputed Claims Reserve on account of such Claim, and such Holder shall thereafter be entitled to payments in accordance with the Plan in connection with any Distribution occurring after such Claim becomes an Allowed Claim. Any Cash remaining in the Disputed Claims Reserve after final determination of all Disputed Claims shall thereafter constitute Available Cash.

    Disallowance of Claims

    . All Claims held by Entities against whom the Debtor has a Cause of Action under Code Sections 542, 543, 550, 551 or 552, or that is a transferee of a transfer avoidable under Code Sections 544, 545, 547, 548, 549 or 553, shall be deemed disallowed pursuant to Code Section 502(d), and Holders of such Claims may not vote to accept or reject the Plan, both consequences to be in effect until such time as such Causes of Action against that Entity have been settled or a Final Order entered and all sums due the Debtor by that Entity are turned over to the Debtor. All Claims filed with the Court after the relevant Bar Date shall be disallowed, and Holders of such Claims may not vote to accept or reject the Plan.

    Disputed Payments or Distributions

  . In the event of any dispute between or among Claimants as to the right of any Entity to receive or retain any distribution to be made to such Entity under the Plan, the Debtor may, in lieu of making such distribution to such Entity, make it instead into an escrow account for payment or distribution as ordered by the Court or as the interested parties to such dispute may otherwise agree among themselves. Any Claimant that fails to raise such dispute by filing an appropriate request for relief with the Court prior to the issuance of such disputed distribution by the Debtor shall be deemed to have forever waived any right to dispute such distribution or to restrict the use of such distribution.

  CERTAIN TERMINATIONS, INDEMNIFICATION AND RELEASES

    Effect of Plan Not Being Confirmed

    . If Confirmation of the Plan does not occur, (a) the Plan shall be null and void, and (b) nothing contained herein shall constitute a waiver or release of any Claims by or against the Debtor or any other Entity or prejudice in any manner the rights of the Debtor or any Entity in any further proceedings involving the Debtor.

    Exculpation, Releases and Indemnification

    . None of the Exculpation Parties shall have any liability to any Holder of a Claim or Interest, or any other party in interest, for any act or omission in connection with, relating to or arising out of the Chapter 11 Case including the negotiation and pursuit of Confirmation of the Plan, the commencement of the Chapter 11 Case, the operation of the Debtor during the pendency of the Chapter 11 Case, the administration of the Chapter 11 Case, the pursuit of sale of any of the Debtor's Assets, the consummation of the sales of the Debtor's Assets, the liquidation of the Debtor's Assets, excluding any obligation arising on or after the Effective Date (the "Chapter 11 Activities") except for their acts or omissions constituting willful misconduct or gross negligence, as finally determined by a court of competent jurisdiction, all such Exculpation Parties being in all respects entitled to rely upon the advice of counsel with respect to their duties and responsibilities in connection with the Chapter 11 Activities. No Holder of a Claim or Interest, or any other party in interest, including any of their respective members, partners, agents, officers, directors, employees, representatives, financial advisors, attorneys, affiliates, successors and assigns shall have any Cause of Action against the Exculpation Parties arising out of any of their Chapter 11 Activities, except for acts or omissions constituting willful misconduct or gross negligence as finally determined by a court of competent jurisdiction. As of the Effective Date, the Debtor shall be deemed (automatically and without further action) to have released its current Officers, Directors, employees, in each case who held any such position on or after the date on which this Plan was filed with the Court, from any Cause of Action the Debtor may have against such Persons arising out of Chapter 11 Activities of any of them, except for any Cause of Action arising out of acts or omissions by such Persons constituting willful misconduct or gross negligence. The Exculpation Parties shall be indemnified by the Debtor against all costs and expenses (including attorneys' fees and costs) incurred by any of them in defending against post-Confirmation claims that are based on Chapter 11 Activities. Any Exculpation Party entitled to indemnification under this Section shall have a lien (to the extent of such Exculpation Party's indemnification claim) on the corpus of the Debtor's Assets pari passu with other Exculpation Parties entitled to indemnification hereunder but prior to any right of payment of any other Holder of a Claim. The rights granted under this Section are cumulative with (and not restrictive of) all rights, remedies, and benefits that the Exculpation Parties have or obtain pursuant to any provision of the Code. The exculpation, release and indemnification provisions in this Plan shall not apply to any Cause of Action arising against any of the Exculpation Parties prior to the Filing Date.

    Injunction

    . On and after the Confirmation Date, all Persons are permanently enjoined from commencing or continuing in any manner any Cause of Action against the Debtor or its property (whether directly, indirectly, derivatively or otherwise) on account of or respecting any Claim.

    Delivery of Distributions

    . Subject to the provisions of Bankruptcy Rule 2002(g), and except as otherwise provided herein, distributions and deliveries to Holders of Allowed Claims shall be made at the address of each such Holder as set forth on the Schedules filed with the Court, unless superseded by the address set forth on the proof(s) of claim filed by such Holders, or at the last known address of such a Holder if no proof of claim has been filed or if the Debtor have been notified in writing of a change of address.

    Undeliverable Distributions

    . If any distribution to any Holder is returned to the Debtor as undeliverable, no further distributions shall be made to such Holder unless and until the Debtor is notified, in writing, of such Holder's then-current address. Undeliverable distributions shall remain in the possession of the Debtor until such time as a distribution becomes deliverable. All Entities ultimately receiving Cash that was initially undeliverable shall not be entitled to any interest or other accruals of any kind. Nothing contained in the Plan shall require the Debtor to attempt to locate any Holder of an Allowed Claim or an Allowed Interest. After the first anniversary of the Effective Date, the Debtor shall file a list with the Court setting forth the names of those Entities, if any, for which distributions have been made hereunder that have been returned as undeliverable as of the date thereof. The Debtor may file such additional lists with the Court as often as reasonable in the Court's sole discretion. Any Holder of an Allowed Claim that does not assert its rights pursuant to the Plan to receive a distribution within 3 months from and after the date such list is filed with the Court shall have its Claim for such undeliverable distribution discharged and shall be forever barred from asserting any such Claim against the Debtor or the Assets. In such case, any consideration held for distribution on account of such Claim or Interest shall revert to the Debtor for distribution in accordance with the terms of the Plan.

    Compliance with Tax Requirements/Allocation

    . To the extent applicable, the Debtor shall comply with all tax withholding and reporting requirements imposed on it by any Governmental Unit, and all distributions pursuant to the Plan shall be subject to such withholding and reporting requirements. For tax purposes, distributions received in respect of Allowed Claims will be allocated first to the principal amount of such Claims, with any excess allocated to unpaid accrued interest.

    Time Bar to Cash Payments

  . Checks issued by the Debtor on account of Allowed Claims shall be null and void if not negotiated within 90 days from and after the date of issuance thereof. Requests for reissuance of any check shall be made directly to the Debtor by the Holder of the Allowed Claim with respect to which such check originally was issued. Any claim relating to such voided check shall be made on or before the later of: (i) the first anniversary of the Effective Date; or (ii) one 180 days after the date of issuance of such check. After such date, all Claims relating to such voided checks shall be discharged and forever barred, and the Debtor shall retain all moneys related thereto for distribution in accordance with the terms of the Plan.

  EXECUTORY CONTRACTS AND UNEXPIRED LEASES

    Executory Contracts and Unexpired Leases

    . All executory contracts and unexpired leases of the Debtor that have not been assumed or rejected prior to the Confirmation Date shall be deemed rejected on the Confirmation Date. With respect to each motion to assume, assign or reject an executory contract or unexpired lease that is pending and undetermined on the Confirmation Date, the automatic rejection provisions of this Section shall not apply and the determination of the status of the executory contract or unexpired lease shall be determined when a Final Order is entered on the motion. The Debtor, upon notice to the non-Debtor party to such executory contract or unexpired lease, may request an extension of time to elect to assume or reject any of the Debtor's executory contracts or unexpired leases with that non-Debtor party to a date after the Confirmation Date.

    Rejection Claims

  . Allowed Claims arising from the rejection of an executory contract or unexpired lease shall be treated as Class 8 Unsecured Claims.

  MEANS FOR EXECUTION OF THE PLAN

    Source of Funds

    . The Plan shall be funded by the Debtor's existing and after-acquired property including the proceeds of the sale or liquidation of the Debtor's Assets, including, if any, litigation recoveries and insurance proceeds. On the Effective Date, all Assets of the Debtor shall remain in the Estate for distribution under this Plan.

    Corporate Governance

    . Following the Effective Date, the operation of the Debtor shall continue to be the responsibility of its Board of Directors. The Board of Directors shall continue to have the responsibility for the selection of the officers of the Debtor. If due to death, resignation, removal, or other cause the Board of Directors at any time prior to the Final Payment Date is less than two, upon motion of the Debtor the Court may appoint one or more additional Directors so that the Board of Directors will consist of two members. The Court may take such other action or enter such orders as are necessary or useful in connection with the corporate governance of the Debtor. Upon the entry of the Confirmation Order, all matters provided under the Plan involving the corporate structure of the Debtor shall be deemed authorized and approved without any requirement of further action by the Debtor, the Debtor's shareholders or the Debtor's board of directors.

    Retention and Enforcement of Claims and Rights; Discretion to Settle

. Except as otherwise provided in this Plan or the Confirmation Order, in accordance with Code Section 1123(b), the Debtor shall retain and may enforce, sue on, settle, or compromise (or decline to do any of the foregoing) all Causes of Action that the Debtor or the Estate may hold against any Entity. The Debtor may pursue such retained Causes of Action as appropriate in accordance with the best interest of the Estate. In addition to any unasserted Causes of Action, the Debtor retains and intends to pursue any Cause of Action that is currently pending in any court or other forum. Appendix "A" to the Disclosure Statement contains a nonexclusive list of parties against whom the Debtor may assert Causes of Action, including without limitation, a Cause of Action under Code Section 547 for recovery of preferential transfers. The Debtor reserves the right to modify Appendix "A" prior to the Confirmation Hearing to add or delete parties or Causes of Action, but disclaims any obligation to do so. All claims or Causes of Action are expressly preserved for the benefit of creditors and the proceeds of any such Causes of Action shall be disbursed under this Plan.

In addition to other Causes of Action retained by the Debtor, the Debtor also retains the following:

  Any Cause of Action the Debtor may have against U.S. Bank on account of processing fees assessed against the Debtor, pre- or post-Filing Date offsets by U.S. Bank, or any other Causes of Action arising in connection with the relationship between the Debtor and U.S. Bank.
  Any Cause of Action the Debtor may have against the United States, the Transportation Security Administration, or any other Entity arising in connection with the Debtor's rights under statutory enactments that are or were designed to provide relief to the airline industry including, but not limited to, any Causes of Action under the Emergency Wartime Supplemental Appropriations Act, P.L. 108-11.
  Any Cause of Action identified in the Statement of Financial Affairs filed by the Debtor.
  Any Cause of Action or potential Cause of Action against present or former officers, directors, advisors, attorneys, professionals, consultants or other performing professional services for or advice to the Debtor including, but not limited to, claims or potential claims for breach of fiduciary duty or other duties, breach of loyalty, negligence, gross negligence, willful misconduct, fraud, breach of contract, malpractice, self-dealing, indemnification, contribution, usurpation of corporate authority, aiding or abetting any breach of duty or of loyalty, tortious interference, or any other claim based on a relationship with or service to the Debtor, whether sounding in tort, contract or any other legal theory.

Any settlement agreement entered into between the Debtor and a Creditor (or other party) after the Filing Date remains effective notwithstanding the inclusion of any such Creditor or party on Appendix "A" to the Disclosure Statement. If the Debtor entered into a release of claims against any such Creditor or party after the Filing Date, such release remains effective notwithstanding the inclusion of any such Creditor or party on Appendix "A" to the Disclosure Statement.

On and after the Effective Date, the Debtor shall have the discretion to settle any Cause of Action without the necessity for obtaining Court approval where the Cause of Action has an asserted claim amount of $100,000 or less; provided, however, that the Debtor shall provide written notice of any such settlement to the Office of the United States Trustee and to counsel for the Committee, and shall be required to seek Court approval of the settlement if the Office of the United States Trustee or counsel for the Committee within 10 days after receipt of such written notice informs the Debtor in writing that it objects to the settlement.

    Maintenance of Proceeds and Cash

. The Proceeds collected subsequent to the Confirmation Date and Cash to be maintained under this Plan (including Cash in the Reserve Funds) shall be maintained in interest-bearing bank accounts, deposits or investments permissible under Code Section 345 for the benefit of Entities entitled to distributions and payments under the Plan.

  RETENTION OF JURISDICTION

    Retention of Jurisdiction

    . The Court shall retain jurisdiction of Chapter 11 Case following the Confirmation Date for the following purposes:

        to hear and determine any objections to the allowance of Claims;
        to determine all applications for compensation for Professional Persons and similar fees, and to determine disputes concerning post-Effective Date fees and expenses of Professional Persons;
        to determine all applications for the rejection or assumption of executory contracts or for the rejection or assumption and assignment, as the case may be, of unexpired leases to which the Debtor is a party or with respect to which it may be liable, and to hear and determine, and if need be, to liquidate, all Claims arising therefrom;
        to determine all applications, adversary proceedings, Causes of Action and contested or litigated matters that are properly brought before the Court;
        to modify the Plan pursuant to Code Section 1127 or to remedy any defect or omission or reconcile any inconsistency in the Plan or the Confirmation Order;
        to hear and determine all controversies, suits and disputes, if any, as may arise in connection with the interpretation or enforcement of the Plan (including disputes pertaining to any indemnification rights asserted under Article VIII of the Plan), any agreements or instruments issued under or relating to the Plan or any other documentation evidencing the terms of the Plan;
        to hear and determine all controversies, suits and disputes, if any, as may arise with regard to Orders of the Court in the Chapter 11 Case;
        to adjudicate all controversies concerning the classification of any Claim;
        to liquidate damages in connection with any disputed, contingent or unliquidated Claim;
        to adjudicate all Claims to a security or ownership interest in any property of the Debtor or in any proceeds thereof and for adequate protection claimed by the holder of an Allowed Secured Claim;
        to adjudicate all claims or controversies arising out of any purchases, sales or contracts made or undertaken by the Debtor during the pendency of the Chapter 11 Case;
        to determine all questions and disputes regarding recovery of and entitlement to the Assets and determine all Claims and disputes between or among the Debtor and any other Entity, whether or not subject to an action pending as of the Confirmation Date;
        to adjudicate any Cause of Action whether or not such claim or controversy is raised or filed before or after the Confirmation Date;
        to determine issues and disputes concerning entitlement to distributions to be made under to the Plan;
        to enter any Order, including any injunction, necessary to enforce the title, rights and powers of the Debtor or the Estate and to impose such limitations, restrictions, terms and conditions on such title, rights and powers as the Court may deem necessary or appropriate;
        to determine such other matters as may be provided for in the Confirmation Order, or as may from time to time be authorized under the provisions of the Code or any other applicable law;
        to enter a final decree closing the Chapter 11 Case; and
        to make such Orders as are necessary or appropriate to carry out the provisions of the Plan, including but not limited to Orders interpreting, clarifying or enforcing the provisions of the Plan.

  GENERAL PROVISIONS

    Modification of the Plan

    . The Debtor reserves the right at any time prior to the time the Confirmation Order becomes a Final Order to revoke, withdraw, or amend this Plan. After the Confirmation Order becomes a Final Order, the Debtor may amend or modify the Plan in accordance with Code Section 1127(b) or to remedy any defect or omission or reconcile any inconsistency in the Plan in such manner as may be necessary or desirable to carry out the purpose and intent of the Plan.

    Section 1146 Exception

    . Pursuant to Code Section 1146(c), the issuance, transfer or exchange of any security under the Plan, or the making or delivery of an instrument of transfer under or in contemplation of the Plan, or any other transaction, may not be taxed under any law imposing a stamp tax or similar tax.

    Notices

    . All notices, requests, elections or demands in connection with the Plan, including any change of address of any Claimant for the purposes of receiving distributions under the Plan, shall be in writing and shall be delivered personally or by telecopy, telex or other telegraphic means (confirmed by first class mail or express mail) or mailed by first class mail. Such notice shall be deemed to have been given when received or, if mailed by first class mail, 7 days after the date of mailing, or if express mailed, the next Business Day following the date of mailing and, if sent to the Debtor, addressed to:

    Polsinelli Shalton & Welte, P.C.

    700 W. 47th Street, Suite 1000

    Kansas City, Missouri 64112

    Attention: David D. Ferguson

    All notices and requests to Claimants of any Class shall be sent to them at their last known address. Any Claimant may designate in writing any other address for purposes of this Section, which designation shall be effective upon receipt.

    Limitation on Notice

    . The Debtor shall give the following notice with regard to the following matters, which notice shall be deemed to be good and sufficient notice of such matters, with no requirement for any additional or further notice:

      Notice of Entry of Confirmation Order. Notice of the entry of the Confirmation Order shall be sufficient if mailed to all known holders of Claims (which have not become Disallowed Claims) and Interests.
      Post-Confirmation Date - Additional Entities Entitled to Notice. From and after the date the Confirmation Order becomes a Final Order, Notices of Appearances and demands for service of notices filed with the Court prior to such date shall no longer be effective, and no further notices, other than Notice of Entry of the Confirmation Order, shall be required to be sent to such Entities unless such Entities file a new Notice of Appearance and demand for service of process dated subsequent to the Effective Date.
    Headings

    . The headings used in the Plan are inserted for convenience only and neither constitute a portion of the Plan nor in any manner affect the provisions of the Plan.

    Severability

    . Should any provision in the Plan be determined to be unenforceable, such determination shall in no way limit or affect the enforceability and operative effect of all other provisions of the Plan.

    Governing Law

    . Except to the extent that the Code or other federal law is applicable, or to the extent that an exhibit hereto provides otherwise, the rights, duties and obligations arising under this Plan shall be governed by, and construed and enforced in accordance with, the Code and, to the extent not inconsistent herewith, the laws of the State of Missouri without giving effect to principles of conflict of laws.

    Supersession

    . Except as otherwise specifically provided for herein, in the event of any inconsistency between the terms of any document and instrument prepared pursuant to the Plan or the Disclosure Statement and the terms of the Plan, the terms of this Plan shall govern and shall supersede the terms of any such documents, instruments or Disclosure Statement.

    Binding Effect

    . The rights and obligations of any Entity named or referred to in the Plan shall be binding upon, and shall inure to the benefit of, the successors, heirs, and permitted assigns of such Entity.

    Reports to U.S. Trustee and Creditors/U.S. Trustee Fees

    . The Debtor shall be responsible for timely payment of fees incurred pursuant to 28 U.S.C. Section 1930. After Confirmation, the Debtor shall serve on the U.S. Trustee a Quarterly Post-Confirmation Report within two weeks following the end of each calendar quarter. The Report shall include:

      A statement of all disbursements made during the course of each month in the preceding calendar quarter, whether or not pursuant to the Plan;
      The amount of the fees due, date paid, amount paid, and check number; and
      An estimated date when an application for Final Decree will be filed with the Court.
    Conflicts

    . Except as set forth below, to the extent that any provision of the Disclosure Statement, the Confirmation Order (or any exhibits, schedules, appendices, supplements or amendments to the foregoing) or any other Order referenced in the Plan, conflict with or are in any way inconsistent with the terms of the Plan, the Plan shall govern and control.

    Closing of Case

  . The Debtor shall, promptly upon the full administration of the Chapter 11 Case, file with the Court all documents required by Bankruptcy Rule 3022 and any applicable Order of the Court to close the Chapter 11 Case.

  OFFICIAL COMMITTEE OF UNSECURED CREDITORS

    The Official Committee of Unsecured Creditors

  . The Committee shall continue in existence from and after the Confirmation Date. The Committee shall be permitted to bring any Cause of Action where the following conditions are met: (a) the Committee demands in writing that the Debtor file such Cause of Action; (b) the Debtor does not file such Cause of Action within 30 days after such written notice; and (c) after notice and opportunity for hearing, the Court enters an Order permitting the Committee to pursue such Cause of Action on behalf of the Estate.

  EFFECT OF CONFIRMATION

    No Discharge

    . The Confirmation Order shall not discharge the Debtor from any debt and liability that arose before confirmation, as provided in Code Section 1141(d)(3)(A).

    Binding Effect

    . Except as otherwise provided in Code Section 1141(d)(3), on and after the Confirmation Date, the provisions of this Plan shall bind any Holder of a Claim against, or Equity Interest in, the Debtor whether or not the Claim or Equity Interest of such Holder is impaired by this Plan and whether or not such Holder has accepted this Plan.

    Term of Injunction of Stays

    . Unless expressly modified or lifted by the Court, all injunctions or stays provided for in the Chapter 11 Case pursuant to Code Sections 105 or 362, or otherwise, and in existence on the Confirmation Date, shall remain in full force and effect until the Court closes this case.

    Stay of Causes of Action

. On and after the Confirmation Date, all Persons are permanently enjoined from commencing or continuing in any manner any Cause of Action against the Debtor, the Estate or their property (whether directly, indirectly, derivatively or otherwise) on account of or respecting any Claim.

Dated: November 4, 2003 VANGUARD AIRLINES, INC.

By: /s/ David A. Rescino

David A. Rescino, President and

Chief Financial Officer

POLSINELLI SHALTON & WELTE, P.C.

BY: /s/ David D. Ferguson

DANIEL J. FLANIGAN (MO #26229)

DAVID D. FERGUSON (MO #37854)

700 West 47th Street, Suite 1000

Kansas City, Missouri 641112

Telephone No. (816) 753-1000

Telecopy No. (816) 753-1536

ATTORNEYS FOR VANGUARD AIRLINES, INC.